Division of Corporation Finance
September 26, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Larry Spirgel
Assistant Director

September 26, 2012

Re:	Central European Media Enterprises Ltd.

Form 10-K for the Year Ended December 31, 2011
Filed February 22, 2012
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
Filed April 20, 2012
Form 10-Q for the Period Ended June 30, 2012
Filed August 1, 2012

File No. 0-24796

Dear Mr. Spirgel:

We have received your comment letter of August 28, 2012 regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 10-K for the Year Ended December 31, 2011
IV. Critical Accounting Policies and Estimates
Impairment of goodwill, indefinite lived-intangible assets and long-lived assets, page 44

1.
You disclose that “[i]n order to check the reasonableness of the fair values implied by our cash flow estimates we also calculate the value of our Class A common stock implied by our cash flow forecasts and compare this to actual traded values to understand the difference between the two.” Please tell us the nature of each difference and the reasons for

Division of Corporation Finance
September 26, 2012

such difference. If the difference is due to a control premium, tell us the specific factors and circumstances considered in determining such control premium.

Response:

The Company would like to draw the Staff's attention to the discussion on pages 44 and 73 of our Form 10-K for the period ended December 31, 2011 (the "Form 10-K"), in which we highlight that the uncertainty surrounding the Eurozone as of December 31, 2011 led to third-party economic forecasts at that time to anticipate a decrease in growth in the period ahead. For purposes of our 2011 annual goodwill impairment test, we reflected the impact of this uncertainty in our detailed estimates of future cash flows used for purposes of determining the fair values of the Company's reporting units. We advise the staff that our 2011 test resulted in a decrease in fair value of 35% when compared to the 2010 test, largely due to downward revisions in our expected future cash flows, and resulted in an implied per share value significantly lower than the 52-week high closing price for shares of our Class A common stock of US$ 23.57 on May 10, 2011. Upon conclusion of the 2011 impairment test, we determined that a charge was required to impair goodwill in the production services reporting unit amounting to US$ 11.0 million and to impair goodwill and intangible assets in the Bulgaria broadcast reporting unit amounting to US$ 57.7 million. We believe that we appropriately reflected the uncertainty surrounding the Eurozone, including the specific locations where the Company operates, in our estimates of fair value even though the resulting decrease in the implied share price from the previous impairment test was not as substantial as the actual decline in the observable price of shares of our Class A common stock over the same period.

As discussed on page 44 of our Form 10-K, there was a significant decrease in the traded price of shares of our Class A common stock during the third quarter of 2011, however the then-current internal and external estimates of the TV advertising markets in the territories in which we operate were, for the most part, unchanged. We believe the second half of 2011 saw an investor 'flight to safety' due to an increase in the perceived market risk from the perspective of U.S.-based investors associated with investing in companies located in the Eurozone and its periphery. Despite this drop in our share price starting the first week of August 2011, the median of targets on the price of our Class A common shares included in analyst reports issued during Q4 2011 was US$ 16.00, which was significantly higher than the traded price of our shares. We also noted that there was an increase in short interest in our shares during 2011, from a low of approximately 5% of the public float during the first half of the year to a high of approximately 13% of the public float during the second half of the year. We further noted an increase in our share's beta beginning in Q3 2011 and continuing during Q4 2011 up to approximately 2.81, as calculated on a quarterly basis using the S&P 500 as a benchmark. All these factors indicated a 'risk off' approach from investors based in the United States, which contributed to the decline in the price of shares of our Class A common stock that we felt at the time was temporary rather than permanent.

We believe an additional difference between the value of our shares implied by the 2011 impairment test and the traded value of our Class A shares resulted from investor uncertainty related to the near-term maturity profile of our Senior Notes (as this term is defined in the Form 10-K). As outlined in the tables on pages 39 and 81 of the Form 10-K, the maturity profile of our Senior Notes as of December 31, 2011 included US$ 130 million of our 3.5% Senior Convertible Notes due 2013 and US$ 191 million of Floating Rate Senior Notes due 2014. One of our priorities for 2012 was to improve both the maturity and leverage profiles of the Company. We were developing internal plans to accomplish these goals as of the date of our impairment test, however these plans were not finalized and disclosed until the first half of 2012, and continued into Q3 2012. We believe that these concerns contributed to the significant decline in the price of shares of our Class A common stock immediately prior to the timing of the 2011 impairment test.

After considering these circumstances, we believe the remaining difference between the implied value of our shares and the traded value of a single minority share of our Class A common stock resulted from a control premium not reflected in the traded value, representing the substantial value that would arise from the ability to take advantage of synergies and other benefits that would flow from control over the Company. When evaluating the control premium in the implied value based on our share price as of December 31, 2011, we considered the concentration of ownership in our common shares, which we believed to be reflected as a discount in the actual traded price. This would result in a premium in the implied value at the high end of any range of control premiums generated from recent acquisitions.

As of December 31, 2011, Ronald Lauder, our founder and Chairman of the Board of Directors, held 3.0 million shares of Class B common stock. As described on page 87 of the Form 10-K, shares of our Class B common stock are entitled to ten votes per share. Additionally, as of December 31, 2011, Time Warner Media Holdings B.V., an affiliate of Time Warner Inc. ("Time Warner") held 17.6 million shares of our Class A common stock as well as 4.5 million shares of our Class B common stock. As described on page 16 of the Form 10-K, Ronald Lauder votes the shares held by Time Warner under a voting agreement. Together, this resulted in Ronald Lauder holding a 70% voting interest in the Company as of December 31, 2011. Therefore, the actual traded prices of shares of our Class A common stock reflect transactions with no possibility of gaining voting control of the Company.

Division of Corporation Finance
September 26, 2012

We did not attempt to quantitatively analyze the qualitative factors described above, however, we continue to believe that our internal cash flow estimates were reasonable expectations about the future performance of the individual reporting units. As discussed on page 28 of the Form 10-K, we highlighted the future trend and uncertainty by noting, "Our visibility for the full year in 2012 remains poor and our outlook on the recovery of the television advertising markets remains cautious." This reflected that the estimates of future cash flows used for purposes of determining the fair value of our reporting units included an expectation of uncertainty in our markets, which has been generally consistent with the challenging economic environment that our businesses faced thus far in 2012.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
Compensation Discussion And Analysis, page 10
2011 CEO and Senior Management Non-equity Incentive Plan Targets and Awards, page 12

2.
Going forward, please clarify how non-equity incentive plan awards are calculated by disclosing all of the material quantitative financial and operating performance targets. We note, for example, that you did not disclose the average prime time audience share delivered by MPE productions target for Mr. Boncea. For each material financial and operating performance target disclose actual performance as well as the weighting each measure accounted for in determining total achievement of the 70% quantitative component. We encourage you to consider using tables to illustrate how the awards were calculated.

Response:

The Company notes the Staff's comment and going forward the Company shall include quantitative disclosure regarding the material deliverables that our named executive officers are required to achieve in order to meet the non-equity incentive plan award financial and operating performance targets as well as actual performance. In addition, we will disclose the weighting applied to each such measure.

3.
In addition, please explain the parameters the compensation committee considered to determine any Special Performance Awards earned by your CEO. For example, you should explain how any awards paid out due to the refinancing of senior debt were “based on the amount of such debt refinanced.”

Response:

The Special Performance Awards that may be earned by our CEO are contractually based and all such awards are set forth in the employment agreement between the Company and Mr. Adrian Sarbu dated July 27, 2009, filed with the SEC on October 27, 2009. Such contractual parameters are the only factors considered by the Compensation Committee when determining Special Performance Awards. As described on page 12 of Amendment No. 1 to the Form 10-K, Mr. Sarbu is entitled to earn Special Performance Awards for the refinancing of certain series of the Company's outstanding indebtedness, among other targets. Pursuant to his employment agreement, Mr. Sarbu shall earn an amount equal to 0.1% of the aggregate face value of any new debt issued in refinancing such indebtedness, up to a maximum of US$ 1.0 million. In 2011, the Company refinanced a portion of such indebtedness by issuing $261,034,000 in aggregate principal amount of 5.0% Senior Convertible Notes due 2015. Mr. Sarbu received a Special Performance Award of US$ 261,034 in relation to this refinancing transaction. The Company shall include the requested disclosure going forward in connection with any Special Performance Awards granted to Mr. Sarbu.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

4.	Disclose the duration of the Investor Rights Agreement and the Voting Agreement. Refer to Instruction 7 to Regulation S-K Item 403.

Response:

The Investor Rights Agreement will terminate upon the earlier of (i) the mutual agreement of the parties thereto and (ii) that date on which the parties thereto or their affiliates cease to beneficially own any equity securities of the Company. The termination of the Voting Deed is dependent in part on certain series of our indebtedness remaining outstanding. As the repayment conditions relating to those series of our outstanding indebtedness have effectively been satisfied, the Voting Agreement will terminate on May 18, 2013. Both agreements were described in the Company's 2009 proxy statement and have been incorporated by reference

Division of Corporation Finance
September 26, 2012

in periodic reports of the Company. Going forward the Company shall include relevant disclosure in respect of the duration of the Investor Rights Agreement and the Voting Agreement.
Form 10-Q for the Period Ended June 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
Credit rating and future debt issuances, page 57

5.	If retained in future filings, clarify what you mean by “[w]e intend to stay within a range of” the liquidity parameter to maintain at least US $125.0 million of cash in your Restricted Subsidiaries.

Response:

The wording, "we intend to stay within a range of this liquidity parameter" will not be retained in future filings. The language was included in our Form 10-Q for the period ended June 30, 2012 in order to acknowledge that we did not maintain at least US$ 125.0 million of cash as of the balance sheet date, and instead ended the period with US$ 124.8 million of cash. We anticipate exceeding this liquidity parameter in future periods, and in the event that we do not, we will more clearly articulate that any deficiency will not be significant.

Item 1A. Risk Factors, page 61
Risks Relating to our Financial Position, page 61
If our goodwill, indefinite-lived intangible assets and long-lived assets become impaired, we may be required to record significant charges to earnings, page 63

6.
We note that your market capitalization continues to be significantly below the carrying values of your goodwill and intangible assets. We also note that each of your broadcast reporting unit revenues have decreased as compared to the prior period and the OIBDA for your Bulgaria, Czech Republic, Romania, Slovak Republic and Slovenia broadcast reporting units have decreased as compared to the prior period. Please tell us and disclose how you considered the factors disclosed here in concluding that an interim impairment test was not necessary.

Response:

We respectfully note that goodwill and indefinite-lived intangible assets are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We determined that there were no such events or circumstances during the six months ended June 30, 2012. The factors we considered, in addition to those included in ASC 350-20-35-30, are listed below.

•	The median of targets on the price of our Class A common shares included in analyst reports issued during 2012 decreased compared to Q4 2011, however the range overlapped that of Q4 2011.

•	Our share's beta remained elevated during 2012, however it decreased during Q2 2012 to approximately 2.56, as calculated on a quarterly basis using the S&P 500 as a benchmark.

•
The decrease in our share price from December 31, 2011 was attributed to the dilution of shareholders following the de-leveraging transactions described on pages 37 and 38 of the Form 10-Q for the period ended June 30, 2012.

•
As discussed on page 45 of the Form 10-K, none of the the Broadcast reporting units were sensitive to an adverse change of 10% in forecast OIBDA, which was a significant assumption included in the future cash flows used for purposes of determining fair value during the previous annual impairment test performed in Q4 2011.

•
There were no significant changes to internal estimates of future cash flows as compared to the forecasts used for purposes of the 2011 impairment test. As discussed in the response to the first comment above, the cash flows used for purposes of the annual test already reflected the expected uncertainty in our markets, which has been generally consistent with the challenging economic environment that our businesses faced thus far in 2012.

As a result, we concluded that as of June 30, 2012 it was not more likely than not that the fair value of the reporting units had decreased below their carrying amount, and we determined that no interim impairment test was necessary.

*****

Division of Corporation Finance
September 26, 2012

We are available to discuss any of the foregoing at your convenience. Please contact David Sturgeon with any additional comments by telephone at 011 420 242 465 525 or by email at Dave.Sturgeon@cme.net.

Yours sincerely,

/s/ David Sturgeon

David Sturgeon
Deputy Chief Financial Officer

cc:    Dean Suehiro, US Securities and Exchange Commission
Robert Littlepage, US Securities and Exchange Commission
Jonathan Groff, US Securities and Exchange Commission
Stephen Griggs, Deloitte LLP
Robert L. Kohl, Katten Muchin Rosenman LLP
David Sach, Central European Media Enterprises Ltd.
Daniel Penn, Central European Media Enterprises Ltd.